Exhibit 99.(a)(4)

MERITAGE HOMES CORPORATION
(the “Company”)

ELECTION WITHDRAWAL NOTICE

To Meritage Homes Corporation:

I previously received a copy of the Company’s offering materials filed with the Securities and Exchange Commission on Schedule TO on September 28, 2007 (the “offering materials”), and signed and returned the Letter of Transmittal, in which I elected to tender all of my eligible options. I now wish to withdraw that election in its entirety. I understand that by signing this Notice and delivering it to the Company in accordance with the terms set forth in the offering materials, none of my eligible options will be repurchased and will instead continue to be governed by the Company’s corresponding Stock Incentive Plan and the relevant option agreement(s) between the Company and me.

I have completed and signed this Notice exactly as my name appears on my original Letter of Transmittal.

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